Exhibit 99.1

PAYSAFE REPORTS FOURTH QUARTER AND FULL YEAR 2021 RESULTS

PROVIDES 2022 OUTLOOK

London, UK – March 2, 2022 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE) (PSFE.WS), a leading specialized payments platform, today announced its financial results for the fourth quarter and full year 2021 and financial outlook for full year 2022.

Fourth Quarter 2021 Financial Highlights

(Metrics compared to fourth quarter of 2020)

•
Total Payment Volume of $31.5 billion, increased 20%
•
Revenue of $371.7 million, approximately flat
•
Net income attributable to the Company of $90.3 million, compared to net loss of $3.4 million
•
Adjusted EBITDA of $105.5 million, increased 11%

Full Year 2021 Financial Highlights

(Metrics compared to full year 2020)

•
Total Payment Volume of $122.4 billion, increased 22%
•
Revenue of $1,487.0 million, increased 4%
•
Net loss attributable to the Company of $111.0 million, compared to net loss of $126.7 million
•
Adjusted EBITDA of $443.9 million, increased 4%

“We are pleased with our fourth quarter results which exceeded our revised guidance for revenue and adjusted EBITDA. We saw continued strong performance from US Acquiring and the turnaround of our digital wallet business is well underway with the actions we’ve taken driving positive results, repositioning the business for success, and enabling us to absorb market risks in Europe,” said Philip McHugh, CEO of Paysafe. “We continue to win and pursue competitive deals with some of the most disruptive companies in high growth verticals, such as North America iGaming and crypto, and our teams remain extremely focused on delivering on our commitments, positioning Paysafe for strong future growth.”

Recent Strategic and Operational Highlights

•
Launched embedded finance solution and partnership with Binance, the world’s largest crypto exchange by volume, to enable frictionless payments
•
Expanded into New York sports-betting market with multiple brands, strengthening Paysafe’s position as a leader in North American iGaming payments
•
Announced new North American iGaming partnerships, including Hard Rock Digital and Bally’s
•
Strong growth from US Acquiring – volume increased 35% for the fourth quarter and full year 2021
•
Completed the acquisition of SafetyPay, establishing Paysafe as the leading provider of real-time banking solutions in Latin America
•
Exceeded cost savings program target, delivering ~$40 million in 2021 (initial target of $30 million)

Board Update

In a separate press release issued today, Paysafe also announced the appointment of Daniel Henson as non-executive chairman of its board of directors. The appointment follows the decision of William P. Foley II to step down as chairman and board member to focus on other commitments.

Changes to Segment Reporting Structure

Beginning in the fourth quarter of 2021, Paysafe has changed its reportable segments as follows:

•
Digital Commerce, combining the Company's digital wallets and eCash businesses, as well as the integrated & eCommerce business.
o
The digital wallets and eCash businesses were previously separate segments.
o
The integrated & eCommerce business was previously included within the Integrated Processing segment
•
US Acquiring, previously included within the Integrated Processing segment

The Company believes this new segment presentation better aligns with Paysafe's strategy and positions the business in a more customer-focused manner across Paysafe's targeted industry verticals. It also better aligns with how Paysafe management reviews its financial results to drive key decisions about the business.

These changes solely impact Paysafe’s segment reporting and there is no change to previously reported consolidated results. The summary of segment results presented in this press release reflects the new reporting structure. The recast of certain financial information for 2020 and 2021, together with the corresponding financial information for the prior reporting structure, are available within the materials accompanying this press release.

Fourth Quarter and Full Year 2021 Summary of Consolidated Results

	Three months ended		Years ended
	December 31,		December 31,
($ in thousands) (unaudited)	2021	2020	2021	2020
Revenue	$371,661	$370,285	$1,487,013	$1,426,489
Gross Profit (excluding depreciation and amortization)	$223,550	$226,447	$887,235	$891,666
Net income / (loss) attributable to the Company	$90,296	$(3,395)	$(110,954)	$(126,715)

Adjusted EBITDA	$105,459	$95,344	$443,898	$425,769
Adjusted EBITDA margin	28.4%	25.7%	29.9%	29.8%

Fourth Quarter 2021 Results

Total revenue for the fourth quarter of 2021 was $371.7 million, compared to $370.3 million in the prior year. Growth from US Acquiring and the contribution from the 2021 acquisitions of PagoEfectivo and viafintech was offset by declines in Digital Commerce, including unfavorable market headwinds related to gambling regulations in Europe, which impacted the eCash and digital wallets businesses. Additionally, the prior year comparison reflects strong volumes from eCash in the fourth quarter of 2020 associated with COVID-19 lockdowns in Europe.

Net income attributable to the Company for the fourth quarter was $90.3 million, compared to net loss of $3.4 million in the prior year, primarily reflecting a $64.1 million fair value gain on the remeasurement of the warrant liability at period-end as well as a $19.9 million decrease in interest expense related to the Company’s debt refinancing completed in June of 2021.

Adjusted EBITDA for the fourth quarter was $105.5 million, an increase of 11%, compared to $95.3 million in the prior year. Adjusted EBITDA margin increased to 28.4%, compared to 25.7% in the prior year, primarily reflecting lower credit losses, the accretive impact of acquisitions and a fourth quarter 2020 payback of previous COVID-19 related salary reductions, which more than offset the impact of unfavorable business mix in 2021.

Fourth quarter net cash from operating activities was $131.9 million, compared to $236.3 million in the prior year. Free cash flow was $53.1 million, compared to $116.8 million in the prior year.

Full Year 2021 Results

Total revenue for the full year 2021 was $1,487.0 million, an increase of 4%, compared to $1,426.5 million in the prior year. Growth was partially offset by a $24.0 million impact of a business divestiture (Pay Later) in October of 2020. Excluding Pay Later, revenue increased 6%. Revenue performance compared to the prior year also reflects actions taken to improve the Company’s overall risk/reward profile in certain markets and channels, including the exit of certain clients in the direct marketing vertical.

Excluding the divested business and the direct marketing vertical, growth from all other revenue was approximately 10% compared to 2020, reflecting strong growth from US Acquiring for retail merchants, fueled by the economic recovery as a result of the easing of COVID-19 related lockdowns and increased consumer confidence. In Digital Commerce, growth was led by the eCash business, which benefited from higher gaming and sports betting volumes related to extended COVID-19 lockdowns in Europe and an associated increase in online consumer spending, as well as growth from integrated & eCommerce solutions, including iGaming and other specialized verticals. Growth was partially offset by a decline from digital wallets, reflecting market impacts in Europe associated with gambling regulations in addition to the impact of targeted actions and country exits that occurred in the prior year.

Net loss attributable to the Company for the full year 2021 was $111.0 million, compared to a loss of $126.7 million in the prior year. This decrease in net loss was primarily driven a fair value gain on the Company’s warrant liability and an increase in income tax benefit, partly offset by a non-cash impairment charge to reduce the carrying value of intangible assets in the Digital Commerce segment.

Adjusted EBITDA for the full year 2021 was $443.9 million, an increase of 4%, compared to $425.8 million in the prior year. Adjusted EBITDA margin was 29.9%, compared to 29.8% in the prior year as cost optimization offset an unfavorable business mix.

Net cash from operating activities for 2021 was $224.5 million, compared to $409.1 million in the prior year. Free cash flow was $286.3 million, compared to $356.3 million in the prior year.

Summary of Segment Results

	Three months ended			Years ended
	December 31,		YoY	December 31,		YoY
($ in thousands) (unaudited)	2021	2020	change	2021	2020	change
Revenue:
US Acquiring	$166,836	$152,037	9.7%	$649,764	$610,716	6.4%
Digital Commerce	$204,825	$218,248	-6.2%	$837,249	$815,773	2.6%
Total Revenue	$371,661	$370,285	0.4%	$1,487,013	$1,426,489	4.2%

Adjusted EBITDA:
US Acquiring	$46,934	$43,083	8.9%	$167,584	$179,077	-6.4%
Digital Commerce	$84,829	$76,307	11.2%	$351,384	$319,300	10.0%
Unallocated Corporate	$(26,304)	$(24,046)	9.4%	$(75,070)	$(72,608)	3.4%
Total Adjusted EBITDA	$105,459	$95,344	10.6%	$443,898	$425,769	4.3%

Adjusted EBITDA margin:
US Acquiring	28.1%	28.3%	(20) bps	25.8%	29.3%	(350) bps
Digital Commerce	41.4%	35.0%	640 bps	42.0%	39.1%	290 bps
Total Adjusted EBITDA margin	28.4%	25.7%	270 bps	29.9%	29.8%	10 bps

Revenue Disaggregation

	Three months ended			Years ended
	December 31,		YoY	December 31,		YoY
($ in thousands) (unaudited)	2021	2020	change	2021	2020	change
Revenue:
US Acquiring	$166,836	$152,037	9.7%	$649,764	$610,716	6.4%
eCash (1)	$99,219	$105,890	-6.3%	$406,185	$332,941	22.0%
Digital Wallets (1)	$87,904	$96,357	-8.8%	$363,760	$394,501	-7.8%
Integrated & Ecommerce Solutions (IES) (1)	$23,488	$22,774	3.1%	$95,582	$109,265	-12.5%
Intracompany (1)	$(5,786)	$(6,773)	-14.6%	$(28,278)	$(20,934)	35.1%
Total Revenue	$371,661	$370,285	0.4%	$1,487,013	$1,426,489	4.2%

(1) These business lines are part of the Digital Commerce segment.

Financial Guidance

($ in millions)	Q1 2022	Full Year 2022
Revenue	$355 – $365	$1,530 – $1,580
Adjusted EBITDA	$95– $100	$440 – $460

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Wednesday, March 2, 2022 at 8:30 a.m. ET
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-3037 (U.S. toll-free); 215-268-9852 (International)

Basis of Presentation

The financial information for the three months and the year ended December 31, 2021 included in this press release reflect, and is based upon, information of Paysafe Limited after giving effect to the transaction with Foley Trasimene Acquisition Corporation II (“FTAC”) completed on March 30, 2021 (as further discussed below under Reorganization and Recapitalization (the “Transaction”). The comparative financial information for the three months and the year ended December 31, 2020 is based upon information of Pi Jersey Holdco 1.5 Limited (the “Accounting Predecessor”), prior to giving effect to the Transaction. Prior to the Transaction, Paysafe Limited had no material operations, assets or liabilities.

As of December 31, 2020, an out of period adjustment related to the period ended March 31, 2020 was identified and corrected for the impairment of certain Digital Wallet’s intangible assets. This resulted in the overstatement of Intangible assets, net and understatement of Impairment expense on intangible assets, net of $21.4 million ($15.8 million net of tax), respectively, as of March 31, 2020. The prior period results have been revised to reflect the correction of this misstatement.

Reorganization and Recapitalization (the “Transaction”)

On March 30, 2021, Paysafe completed the previously announced transaction with FTAC, a special purpose acquisition company, which resulted in Paysafe Limited acquiring, and becoming the successor to, the Accounting Predecessor. Simultaneously, it completed the merger with FTAC with an exchange of the shares and warrants issued by Paysafe Limited for those of FTAC. The acquisition was accounted for as a capital reorganization followed by the merger with FTAC, which was treated as a recapitalization. Following the transaction, both the Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited. Upon completion of the Transaction, the common stock and warrants began trading on the New York Stock Exchange under the ticker symbols “PSFE” and “PSFE WS,” respectively, on March 31, 2021.

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE:PSFE) (PSFE.WS) is a leading specialized payments platform. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of US $120 billion in 2021, and approximately 3,500 employees located in 12+ global locations, Paysafe connects businesses and consumers across approximately 100 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Kate Aldridge

kate.aldridge@paysafe.com

+44 750 079 7547

Investors

Kirsten Nielsen

kirsten.nielsen@paysafe.com

+1 (646) 901-3140

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE” or the “Company”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; geopolitical events, including acts of war and terrorism, including the conflict in Ukraine, the economic and other impacts of such conflict and the responses of governments around the world thereto; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to our focus on specialized and high-risk verticals; risks related to becoming an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers; risks associated with the integration of acquisitions; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorship; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; failure of third parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; the COVID-19 pandemic, including the resulting global economic uncertainties; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; our ability to retain, attract and motivate key personnel; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$313,439	$387,616
Customer accounts and other restricted cash, net of allowance for credit losses of $673 and $4,096, respectively	1,658,279	1,376,236
Accounts receivable, net of allowance for credit losses of $8,642 and $25,035, respectively	147,780	117,410
Settlement receivables, net of allowance credit losses of $4,049 and $5,859, respectively	149,852	223,083
Prepaid expenses and other current assets	64,497	63,252
Related party receivables – current	6,492	6,271
Contingent consideration receivable – current	2,842	26,668
Total current assets	2,343,181	2,200,536
Deferred tax assets	21,926	17,669
Property, plant and equipment, net	14,907	18,691
Operating lease right-of-use assets	33,118	40,187
Intangible assets, net	1,202,204	1,524,817
Goodwill	3,650,037	3,481,816
Contingent consideration receivable – non-current	—	125,107
Other assets – noncurrent	1,856	508
Total non-current assets	4,924,048	5,208,795
Total assets	$7,267,229	$7,409,331

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$211,841	$231,724
Short-term debt	10,190	15,400
Funds payable and amounts due to customers	1,400,057	1,552,187
Operating lease liabilities – current	8,845	8,969
Income taxes payable	11,041	8,161
Contingent and deferred consideration payable – current	13,673	5,820
Liability for share-based compensation – current	3,360	—
Derivative financial liabilities, current	—	2,651
Total current liabilities	1,659,007	1,824,912
Non-current debt	2,748,178	3,246,871
Related party payables – non-current		195,228
Operating lease liabilities – non-current	28,008	34,540
Deferred tax liabilities	64,886	122,519
Warrant liabilities	35,575	—
Derivative financial liabilities – non-current	—	47,547
Liability for share-based compensation – non-current	6,664	—
Contingent and deferred consideration payable – non-current	17,142	3,742
Other liabilities – non-current	—	969
Total non-current liabilities	2,900,453	3,651,416
Total liabilities	4,559,460	5,476,328
Shareholders' equity in the Company	2,569,764	1,921,705
Non-controlling interest	138,005	11,298
Total shareholders' equity	2,707,769	1,933,003
Total liabilities and shareholders' equity	$7,267,229	$7,409,331

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	For the three months ended December 31,		For the years ended December 31,
($ in thousands)	2021	2020	2021	2020
Revenue	$371,661	$370,285	$1,487,013	$1,426,489
Cost of services (excluding depreciation and amortization)	148,111	143,838	599,778	534,823
Selling, general and administrative	127,031	131,103	545,107	465,897
Depreciation and amortization	63,964	65,034	261,372	268,166
Impairment expense on intangible assets	—	6,616	324,145	130,420
Restructuring and other costs	3,562	10,129	25,883	20,640
Loss / (gain) on disposal of subsidiary and other assets, net	28	(13,496)	—	(13,137)
Operating income / (loss)	28,965	27,061	(269,272)	19,680
Other income / (expense), net	64,088	(9,743)	239,661	(40,805)
Interest expense, net	(21,536)	(41,456)	(165,827)	(164,788)
Income / (loss) before taxes	71,517	(24,138)	(195,438)	(185,913)
Income tax benefit	(19,005)	(21,126)	(85,110)	(59,199)
Net income / (loss)	$90,522	$(3,012)	$(110,328)	$(126,714)
Less: net income attributable to non-controlling interest	226	383	626	1
Net income / (loss) attributable to the Company	$90,296	$(3,395)	$(110,954)	$(126,715)

Net income / (loss)	$90,522	$(3,012)	$(110,328)	$(126,714)
Other comprehensive income / (loss), net of tax of $0:
Gain / (loss) on foreign currency translation	738	7,257	(1,406)	(1,817)
Total comprehensive income / (loss)	$91,260	$4,245	$(111,734)	$(128,531)
Less: comprehensive income attributable to non-controlling interest	226	383	626	1
Total comprehensive income / (loss) attributable to the Company	$91,034	$3,862	$(112,360)	$(128,532)

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Years Ended December 31,
($ in thousands)	2021	2020
Cash flows from operating activities
Net loss	$(110,328)	$(126,714)
Adjustments for non-cash items:
Depreciation and amortization	261,372	268,166
Unrealized foreign exchange loss / (gain)	4,383	(5,450)
Deferred tax benefit	(96,993)	(61,142)
Interest expense, net	74,282	12,492
Share based compensation	101,770	—
Other (income) / expense, net	(232,539)	21,957
Impairment expense on intangible assets	324,145	130,420
Allowance for credit losses and other	15,102	54,217
Gain on disposal of subsidiary and other assets, net	—	(13,137)
Non-cash lease expense	9,523	10,562
Movements in working capital:
Accounts receivable, net	(42,592)	(46,493)
Prepaid expenses, other current assets, and related party receivables	3,456	18,171
Settlement receivables, net	58,896	37,640
Accounts payable, other liabilities, and related party payables	(25,733)	(27,767)
Funds payable and amounts due to customers	(95,890)	135,037
Income tax payable	(24,386)	1,150
Net cash flows from operating activities	224,468	409,109
Cash flows in investing activities
Purchase of property, plant & equipment	(5,616)	(5,386)
Purchase of merchant portfolios	(63,906)	(21,047)
Purchase of other intangible assets	(78,227)	(60,486)
Acquisition of businesses, net of cash acquired	(263,520)	(9,180)
Net cash inflow (outflow) on disposal of subsidiaries	—	44,877
Net cash flows used in investing activities	(411,269)	(51,222)
Cash flows from financing activities
Net cash inflow from reorganization and recapitalization	1,167,874	—
Payment of equity issuance costs	(151,722)	—
Proceeds from loans and borrowings	2,962,112	270,481
Repayments of loans and borrowings	(3,433,206)	(361,991)
Cash outflow on foreign exchange forward contract	(6,504)
Payment of refinancing costs	(7,077)
Proceeds under line of credit	600,000	353,867
Repayments under line of credit	(600,000)	(328,230)
Payments under derivative financial instruments, net	(48,457)	(3,907)
Contingent consideration received	7,942	—
Contingent consideration paid	(7,681)	(5,689)
Net cash flows provided by / (used in) financing activities	483,281	(75,469)
Effect of foreign exchange rate changes	(88,614)	99,073
Increase in cash and cash equivalents, including customer accounts and other restricted cash during the period	$207,866	$381,491
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,763,852	1,382,361
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,971,718	$1,763,852

	Years Ended December 31,
	2021	2020
Cash and cash equivalents	$313,439	$387,616
Customer accounts and other restricted cash, net	1,658,279	1,376,236
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,971,718	$1,763,852

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Gross Profit Margin (excluding depreciation and amortization), Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow and Free cash flow conversion, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Gross Profit Margin (excluding depreciation and amortization) is defined as Gross Profit (excluding depreciation and amortization) as a percentage of revenue. Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share based compensation, impairment expense on intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of Revenue. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs, cash paid for interest and movements in customer accounts and other restricted cash. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Free cash flow conversion is defined as free cash flow as a percentage of Adjusted EBITDA. Management believes free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Gross Profit Margin, Adjusted EBITDA and Adjusted EBITDA margin, when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measures of Adjusted EBITDA and Gross Profit provided herein have not been reconciled to comparable GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Income (Loss) to Non-GAAP Adjusted EBITDA

	Three months ended		Years ended
	December 31,		December 31,
($ in thousands)	2021	2020	2021	2020
Net income / (loss)	$90,522	$(3,012)	$(110,328)	$(126,714)
Income tax benefit	(19,005)	(21,126)	(85,110)	(59,199)
Interest expense, net	21,536	41,456	165,827	164,788
Depreciation and amortization	63,964	65,034	261,372	268,166
Share based compensation expense	8,940	—	101,770	—
Impairment expense on intangible assets	—	6,616	324,145	130,420
Restructuring and other costs	3,562	10,129	25,883	20,640
Loss / (gain) on disposal of subsidiaries and other assets, net	28	(13,496)	—	(13,137)
Other (income) / expense, net	(64,088)	9,743	(239,661)	40,805
Adjusted EBITDA	$105,459	$95,344	$443,898	$425,769
Adjusted EBITDA Margin	28.4%	25.7%	29.9%	29.8%

Reconciliation of Operating Cash Flow to Non-GAAP Free Cash Flow

	Three months ended		Years ended
	December 31,		December 31,
($ in thousands)	2021	2020	2021	2020
Net cash inflows from operating activities	$131,868	$236,303	$224,468	$409,109
Capital Expenditure	(22,308)	(20,213)	(83,843)	(65,872)
Cash paid for interest	28,748	36,593	91,545	154,373
Payments relating to Restructuring and other costs	9,520	3,296	21,735	18,196
Movement in Customer Accounts and other restricted cash (1)	(94,770)	(139,142)	32,429	(159,523)
Free Cash Flow	$53,058	$116,837	$286,334	$356,283
Adjusted EBITDA	105,459	95,344	443,898	425,769
Free Cash Flow Conversion	50%	123%	65%	84%

(1)
This line item has been adjusted to remove the increase in Customer accounts and other restricted cash related to cash held in escrow for the drawdown of the USD Incremental Term Loan for the Safety Pay acquisition in the amount of $387,456 as of December 31, 2021.

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three months ended		Years ended
	December 31,		December 31,
($ in thousands)	2021	2020	2021	2020
Revenue	$371,661	$370,285	$1,487,013	$1,426,489
Cost of services (excluding depreciation and amortization)	148,111	143,838	599,778	534,823
Depreciation and amortization	63,964	65,034	261,372	268,166
Gross Profit (1)	$159,586	$161,413	$625,863	$623,500
Depreciation and amortization	63,964	65,034	261,372	268,166
Gross Profit (excluding depreciation and amortization)	$223,550	$226,447	$887,235	$891,666

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.